

07003589

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2007 WASHINGTON, DC 154

SEC FILE NUMBER
8-47565

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Matrix Investment Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 17th Street, Suite 2100
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin C. Hirsh 303.595.9898
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

7555 S. Hampden Blvd., Suite 510 (Address) Denver (City) CO (State) 80210 (Zip Code)

PROCESSED
MAR 28 2007
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin C. Hirsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Matrix Investment Services Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:





Signature

President and Financial & Operations Principal
Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Matrix Investment Services Corporation (A Wholly Owned Subsidiary of United Western Bancorp, Inc.)

Financial Report

December 31, 2006

McGladrey & Pullen
Certified Public Accountants

Contents

Independent Auditors' Report	1
Financial Statements	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 10
Supplementary Information	
Schedule I - Computation of Net Capital Under Rule 15c3-1	11
Schedule II & Schedule III - Statement Regarding Rule 15c3-3	12
Independent Auditors' Report on Internal Control	13 - 14

McGladrey & Pullen

Certified Public Accountants

Independent Auditors' Report

Board of Directors
First Matrix Investment Services Corporation
Denver, Colorado

We have audited the accompanying statements of financial condition of First Matrix Investment Services Corporation (the Company), a wholly owned subsidiary of United Western Bancorp, Inc., as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Matrix Investment Services Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Denver, Colorado
February 28, 2007

First Matrix Investment Services Corporation
(A Wholly Owned Subsidiary of United Western Bancorp, Inc.)

Statements of Financial Condition
December 31, 2006 and 2005

		2006		2005
ASSETS				
Cash and cash equivalents	$	605,751	$	1,334,299
Restricted cash maintained at clearing organization		100,000		100,000
Accounts receivable due from Parent and affiliated companies		-		59,183
Other accounts receivable and commissions receivable		5,789		49,106
Furniture and equipment, net		17,475		14,749
Prepaid expenses and other assets		1,204		30,422
Income taxes receivable from Parent and deferred taxes		138,330		33,901
Total assets	$	868,549	$	1,621,660
LIABILITIES AND STOCKHOLDER'S EQUITY				
CURRENT LIABILITIES				
Compensation payable and other liabilities	$	1,049	$	32,433
Accounts payable due to Parent and affiliated company		9,406		16,264
Accrued expenses		51,659		51,297
Total current liabilities		62,114		99,994
COMMITMENTS AND CONTINGENCIES (Note 7)				
STOCKHOLDER'S EQUITY				
Common stock, $1 par value, authorized 1,000,000 shares; issued and outstanding 1,000 shares		1,000		1,000
Additional paid-in capital		1,020,666		1,076,000
(Accumulated deficit) retained earnings		(215,231)		444,666
		806,435		1,521,666
	$	868,549	$	1,621,660

See Notes to Financial Statements.

First Matrix Investment Services Corporation
(A Wholly Owned Subsidiary of United Western Bancorp, Inc.)

Statements of Operations
Years Ended December 31, 2006 and 2005

	2006	2005
Revenue:		
Related party brokerage revenue	$ 500,337	$ 1,339,159
Sale of investment company shares	26,163	40,002
Securities and loan commissions	101,832	443,618
Interest and other income	43,180	28,954
Total revenue	671,512	1,851,733
Operating expenses:		
Compensation and employee benefits	458,706	1,114,243
Commissions and clearance fees paid to other broker-dealers	23,787	67,272
Communications	30,217	51,358
Occupancy and equipment	72,140	133,003
Regulatory fees	6,579	10,631
Other	416,387	413,699
Total expenses	1,007,816	1,790,206
(Loss) income before income taxes	(336,304)	61,527
Income tax (benefit) provision	(121,073)	16,873
Net (loss) income	$ (215,231)	$ 44,654

See Notes to Financial Statements.

First Matrix Investment Services Corporation
(A Wholly Owned Subsidiary of United Western Bancorp, Inc.)

Statements of Changes in Stockholder's Equity
Years Ended December 31, 2006 and 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
Balances, December 31, 2004	$ 1,000	$ 1,076,000	$ 400,012	$ 1,477,012
Net income	-	-	44,654	44,654
Balances, December 31, 2005	1,000	1,076,000	444,666	1,521,666
Dividend	-	(55,334)	(444,666)	(500,000)
Net loss	-	-	(215,231)	(215,231)
Balances, December 31, 2006	**$ 1,000**	**$ 1,020,666**	**$ (215,231)**	**$ 806,435**

See Notes to Financial Statements.

First Matrix Investment Services Corporation
(A Wholly Owned Subsidiary of United Western Bancorp, Inc.)

Statements of Cash Flows
Years Ended December 31, 2006 and 2005

		2006		2005
CASH FLOWS FROM OPERATING ACTIVITIES				
Net (loss) income	$	(215,231)	$	44,654
Adjustments to reconcile net (loss) income to net cash (used in) operating activities:				
Depreciation expense		8,243		13,793
Loss on disposal of furniture and equipment		3,950		-
Change in operating assets and liabilities:				
Accounts receivable due from Parent and affiliated companies		59,183		295,208
Other accounts receivable and commissions receivable		43,317		(46,775)
Prepaid expenses and other assets		29,218		(7,935)
Income taxes receivable from Parent and deferred taxes		(104,429)		(25,254)
Compensation payable and other liabilities		(31,384)		(86,130)
Accounts payable due to Parent and affiliated company		(6,858)		(81,001)
Accrued income taxes due to affiliated company		-		(82,386)
Accrued expenses		362		(37,710)
Net cash (used in) operating activities		(213,629)		(13,536)
CASH FLOWS FROM INVESTING ACTIVITIES, net purchases of furniture and equipment		(14,919)		(7,373)
CASH FLOWS FROM FINANCING ACTIVITIES, dividend paid		(500,000)		-
(Decrease) in cash and cash equivalents		(728,548)		(20,909)
CASH AND CASH EQUIVALENTS				
Beginning of year		1,334,299		1,355,208
End of year	$	605,751	$	1,334,299
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year:				
Income taxes paid to Parent	$	(16,645)	$	124,513
Interest		-		-

See Notes to Financial Statements.

Note 1. Organization

First Matrix Investment Services Corporation (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). On February 5, 1997, United Western Bancorp, Inc., formerly Matrix Bancorp, Inc., (United or Parent), a thrift holding company, completed the acquisition of the Vintage Group, Inc. (Vintage) with the issuance of 779,592 shares of United's common stock, which was accounted for as a pooling of interests. The Company was a wholly owned subsidiary of Vintage-Delaware Holdings, Inc., until October 31, 2001 when the Company contributed 100% of its outstanding stock to a wholly owned subsidiary of United that was divested in 2006. The Company has an office in Denver, Colorado.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting.

Furniture and equipment: Furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets ranging from two to five years.

Revenue recognition: Related-party brokerage revenue, which represents brokerage fees from the purchase and sale of guaranteed portions of SBA loans and purchase and sale of SBA pooled securities-on behalf of an affiliate, United Western Bank, formerly Matrix Capital Bank, is recorded on a trade-date basis as transactions are executed.

Revenues from the sale of investment company shares, which represent fees from sales of mutual funds directed by clients, and securities and loan commissions revenues and expenses are recorded on a trade-date basis as securities transactions are executed.

Income taxes: Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company's results of operations are included in the consolidated federal and state income tax returns of United. The Company is charged or receives the benefit for the taxes applicable to its profits or losses calculated on the basis of filing separate income tax returns.

Cash and cash equivalents: The Company considers all unpledged temporary cash investments with a maturity at date of purchase of three months or less to be cash equivalents.

Accounting estimates and assumptions: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Reclassification: The Company has reclassified certain prior year balances to confirm to the current year presentation.

Impact of recently issued accounting standards: In July 2006, the FASB adopted FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 was issued to clarify the requirements of SFAS No. 109, *Accounting for Income Taxes*, relating to the recognition of income tax benefits. FIN 48 provides a two-step approach to recognition threshold and measurement attribute for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. The first step is to determine whether the benefit is to be recognized; the second step is to determine the amount to be recognized. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition requirements for uncertain tax positions. The accounting provisions of FIN 48 will be effective for fiscal years beginning after December 15, 2006, with earlier adoption encouraged. Management is continuing to evaluate the impact this recently issued accounting pronouncement may have on its consolidated financial statements.

Note 3. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

Securities transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2006, the Company had net capital of $647,800, which was $642,800 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.10-to-1 at December 31, 2006. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-1.

Note 5. Related-Party Transactions

On October 1, 2001 and as subsequently amended, the Company, entered into a Small Business Administration (SBA) Loan Brokerage Agreement (the Agreement) with United Western Bank, an affiliated company. Under the Agreement, the Company provides certain loan brokerage services to United Western Bank relating to the purchase, pooling, and sale of SBA loans and securities. Related party brokerage revenue for the years ended December 31, 2006 and 2005 of $500,337 and $1,339,159, respectively, represents fees generated under the Agreement. Additionally, accounts receivable due from Parent and affiliated companies at December 31, 2006 and 2005 of $0 and $59,183, respectively, relates to the purchase, pooling, and sale of SBA loans and securities on behalf of United Western Bank.

Various administrative services are provided by United. Certain expenses allocated to the Company by United based on estimated usage of shared services were $130,302 and $71,845 for the years ended December 31, 2006 and 2005, respectively, which is part of other expenses in the statements of operations. Accounts payable due to Parent and affiliated company at December 31, 2006 and 2005 of $9,406 and $16,264, respectively, is for various operating expenses initially paid by United on behalf of the Company.

Note 6. Furniture and Equipment

At December 31, 2006 and 2005, the Company's furniture and equipment consisted of the following:

	2006	2005
Furniture and fixtures	$ **6,226**	$ 34,045
Equipment	**14,670**	39,368
Computer hardware	**53,762**	87,211
	74,658	160,624
Less accumulated depreciation	**57,183**	145,875
	$ **17,475**	$ 14,749

During 2006, the Company disposed of furniture and equipment with a cost of $100,886 and related accumulated depreciation of $96,936. The loss on disposal of $3,950 is included in other expenses for the year ended December 31, 2006.

Note 7. Commitments and Contingencies

Operating leases: The Company currently leases office space on a month to month basis from United.

Rent expense for the years ended December 31, 2006 and 2005 totaled $60,298 and $93,643, respectively, and is included in occupancy and equipment expense. Included in rent expense for 2006 and 2005 was $14,559 and $58,236, respectively, related to office space leased from Matrix Tower Holdings, LLC, a wholly owned subsidiary of United Western Bank, an affiliate. For the years ended December 31, 2006 and 2005, a portion of this expense is net of certain sublease payments received from United Western Bank, totaling $6,106 and $30,642, respectively.

Litigation: On October 27, 2006, an adversary proceeding was filed against the Company and Parent, and certain past and present officers in the District Court for the Fourth Judicial District in the State of Idaho. The plaintiffs are seeking damages allegedly incurred from the sale of a $1,689,000 mortgage backed bond. The plaintiffs alleged that the defendants affirmatively promised that the bond was secured by a government guarantee and that subsequently such guarantee was denied by the governmental agency. In addition, plaintiffs alleged that the bond was incorrectly described by defendants as conferring upon its holder the status of a mortgagor of the subject real estate with direct rights of foreclosure. The Company believes that it meritorious defenses to plaintiffs' claims, including arguing that the statute of limitations regarding plaintiffs' claims have run pursuant to the Idaho Securities Act. The Company intends to vigorously contest these claims.

The Company is subject to various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material effect on the Company's operations, financial condition, results of operations or cash flows.

Note 8. Defined Contribution Plan

The Company has a 401(k) defined contribution plan (Plan) through United covering all employees who have elected to participate in the Plan. Each participant may make pretax contributions to the Plan up to the lesser of the amount allowed by the Internal Revenue Code or 100% of such participant's earnings. The Company makes a matching contribution of 50% of the first 6% of the participant's total contribution. Matching contributions made by the Company vest over five years. The Company contributed $7,771 and $17,378 for the years ended December 31, 2006 and 2005, respectively, which is included in compensation, and employee benefits expense in the statements of operations.

Note 9. Income Taxes

For the years ended December 31, 2006 and 2005, the income tax (benefit) expense varied from the amount computed at the statutory federal rate of 35%. Income taxes are as follows:

	2006	2005
Federal tax at statutory rates	$ (117,707)	$ 21,534
Surtax exemption	4,806	(11,153)
Net effect of permanent differences	1,497	4,749
State income taxes, net of federal benefit	(9,243)	2,685
Other	(426)	(942)
	$ (121,073)	$ 16,873

The income tax benefit for the year ended December 31, 2006 is comprised of $107,309 of federal income tax and $13,764 of state taxes. The income tax expense for the year ended 2005 consisted of $12,743 of federal income tax and $4,130 of state taxes.

First Matrix Investment Services Corporation
(A Wholly Owned Subsidiary of United Western Bancorp, Inc.)

Notes to Financial Statements

For the years ended December 31, 2006 and 2005, deferred tax assets were $592 and $10,043 and consisted principally of depreciation. There were no deferred tax liabilities at December 31, 2006 or 2005. At December 31, 2006, the Company has an income tax receivable from United in the amount of $134,238, which principally represents the income tax loss incurred in 2006. The Company paid to United taxes of approximately $137,000 in the prior two years. In accordance with the tax sharing agreement between the Company and United, United will reimburse the Company for the income tax receivable.

First Matrix Investment Services Corporation
(A Wholly Owned Subsidiary of United Western Bancorp, Inc.)

Computation of Net Capital Under Rule 15c3-1
December 31, 2006

Net capital:		
Total stockholder's equity per the accompanying financial statements	$	806,435
Deductions and/or charges:		
Nonallowable assets:		
Furniture and equipment, net		17,475
Prepaid expenses and other assets		1,204
Unsecured accounts receivable		1,626
Income taxes receivable from Parent and deferred taxes		138,330
Total nonallowable assets		158,635
Net capital	$	647,800
Aggregate indebtedness:		
Items included in statement of financial condition:		
Compensation payable and other liabilities	$	1,049
Accounts payable due to Parent and affiliated company		9,406
Accrued expenses		51,659
Total aggregate indebtedness	$	62,114
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	4,141
Minimum dollar net capital requirement of reporting broker-dealer		5,000
Net capital requirement (greater of above two minimum requirement amounts)		5,000
Net capital in excess of required minimum		642,800
Ratio: Aggregate indebtedness to net capital		0.10 to 1

Note:

The above computation does not differ materially from the computation of net capital under rule 15c3-1 as of December 31, 2006 as filed by the Company with the Securities and Exchange Commission on January 23, 2007 on form X-17a-5.

First Matrix Investment Services Corporation
(A Wholly Owned Subsidiary of United Western Bancorp, Inc.)

Statement Regarding Rule 15c3-3
December 31, 2006

Computation For Determination Of Reserve Requirements

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Information Relating To Possession Or Control

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

McGladrey & Pullen
Certified Public Accountants

Independent Auditors' Report on Internal Control

The Board of Directors
First Matrix Investment Services Corporation

In planning and performing our audit of the financial statements and supplemental schedules of First Matrix Investment Services Corporation (the Company), a wholly owned subsidiary of United Western Bancorp, Inc., as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, the Company's management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Denver, Colorado
February 28, 2007

END